

July 26, 2011

<u>Via E-mail</u>
Fernando Londe
President
Digagogo Ventures Corp.
2011 Courtside Ln, Suite 101
Charlotte, NC 28270

> **Re: Digagogo Ventures Corp.**
> **Form 8-K/A**
> **Filed July 21, 2011**
> **File No. 333-166494**

Dear Mr. Londe:

We have reviewed your response and your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Directors and Executive Officers, page 21</u>

<u>Identification of Significant Employees, page 22</u>

1. We note your response to comment one from our letter dated July 15, 2011 and your disclosure indicating that Mr. Wight is a "licensed" mortgage broker and credit councilor. Please identify the agencies that have licensed Mr. Wight. In addition, please clarify whether he is still employed by Dominion Lending Centres or New Concept Mortgage and revise your disclosure to address his previous employment with these entities, if applicable. Item 401 of Regulation S-K requires disclosure of the name and principal business of any corporation or other organization in which an officer's occupations and employment were carried on for the last five years. If he is not employed by either entity, clarify whether his license as a mortgage broker is still valid.

Please contact Jessica Plowgian, Attorney-Adviser, at 202-551-3367 or Celeste M. Murphy, Legal Branch Chief at 202-551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director